# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Authentic Holdings Inc., CIK 0001338929
CUSIP: 74060M103
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 50 DIVISION STREET, SUITE 501,, SOMERSET, New Jersey (NJ), 08876
Date of event which requires filing of this statement: 02/15/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001934397

## Reporting persons
- Richard Zygmunt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 214,000,000; shared voting power 0; sole dispositive power 214,000,000; shared dispositive power 0; aggregate amount beneficially owned 214,000,000 (8.8% of the class)

## Item 1. Issuer
Name of issuer: Authentic Holdings Inc.
Address of issuer's principal executive offices: 50 DIVISION STREET SUITE 501, SOMERSET NJ 08876

## Item 2. Person Filing
Name of person filing: Richard Zygmunt
Address of principal business office or, if none, residence: 70 South Orange Ave. Suite 107, Livingston, NJ 07039
Citizenship: United States Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 214,000,000
Percent of class: 8.8%
Sole power to vote or to direct the vote: 214,000,000
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: 214,000,000
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Richard Zygmunt: /s/ Richard Zygmunt, Richard Zygmunt (02/17/2026)